UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
   TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                       RYDEX CAPITAL PARTNERS SPHINX FUND
                       (Name of Subject Company (issuer))
                        (Name of Filing Person (issuer))

                 SHARES OF BENEFICIAL INTEREST, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    78355X104
                      (CUSIP Number of Class of Securities)

                                MICHAEL P. BYRUM
                                    PRESIDENT
                       RYDEX CAPITAL PARTNERS SPHINX FUND
                         9601 BLACKWELL ROAD, SUITE 500
                               ROCKVILLE, MD 20850
                                 (888) 597-9339
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Person)

                                    copy to:
                                 W. John McGuire
                           Morgan, Lewis & Bockius LLP
                            1111 Pennsylvania Ave. NW
                              Washington, DC 20004

                            CALCULATION OF FILING FEE

   Transaction Valuation: $5,355,471.76 (a) Amount of Filing Fee: $630.34 (b)

(a) Calculated solely for the purpose of determining the amount of the filing fee. The estimated aggregate maximum purchase price for ten percent of the Issuer's outstanding shares of beneficial interest is based on the total net asset value of the Issuer's outstanding shares of beneficial interest as of February 28, 2005.

(b)   Calculated at $117.70 per $1,000,000 of the Transaction Valuation.

      |X|Check the box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:  $3,392.69
                               ---------

      Form or Registration No.:  SCHEDULE TO
                                 ------------

      Filing Party:  RYDEX CAPITAL PARTNERS SPHINX FUND
                     ----------------------------------

      Date Filed:  MARCH 21, 2005
                   --------------

      | |Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

            Check the appropriate boxes below to designate any transactions to which the statement relates:

            |_| third-party tender offer subject to Rule 14d-1.

            |X| issuer tender offer subject to Rule 13e-4.

            |_| going-private transaction subject to Rule 13e-3.

            |_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission ("SEC") on March 21, 2005 by Rydex Capital Partners SPhinX Fund, a Delaware statutory trust (the "Issuer"), relating to an offer to purchase up to ten percent (10%) of its shares of beneficial interest ("Shares") as were properly tendered and not properly withdrawn prior to 12:00 midnight Eastern time April 19, 2005, unless extended (the "Expiration Date"). The Issuer offered to purchase Shares, without interest, net to the participating shareholders ("Shareholders") in cash, at their net asset value upon the terms and subject to the conditions contained in the Offer to Purchase dated March 21, 2005 and the Letter of Transmittal, which as amended or supplemented from time to time, constitute the Repurchase Offer. Copies of the Repurchase Offer and the related Letter of Transmittal were previously filed with the original Tender Offer Statement on Schedule TO as exhibits (a)(1)(i) and (a)(1)(ii), respectively.

         This Amendment No. 1 to Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended. The information in the original Tender Offer Statement on Schedule TO filed on March 21, 2005 is incorporated in this Amendment No. 1 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except for those items hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used and not defined herein have the meanings given to them in the Repurchase Offer and Schedule TO.

ITEM 12. EXHIBITS.

EXHIBIT NO.                DESCRIPTION
-----------                -----------
(a)(1)(i)                  Form of Offer to Purchase*

(a)(1)(ii)                 Form of Letter of Transmittal*

(a)(1)(iii) Form of Letter from the Fund to Shareholders in Connection with Acceptance of Tender of Shares Held by the Shareholder*

(a)(1)(iv) Amended Form of Promissory Note for Payment in Connection with Acceptance of Tender of Shares Held by the Shareholder

(a)(1)(v)                  Form of Letter to Financial Intermediaries*

(a)(1)(vi)                 Form of Email Notification to Financial
                           Intermediaries*

(a)(1)(vii)                Form of Letter to Clients of Financial
                           Intermediaries*

(a)(1)(viii)               Form of Instructions from Clients of Financial
                           Intermediaries*

(a)(1)(ix)                 Form of Letter to Financial Intermediaries Regarding
                           Oversubscription

(a)(1)(x)                  Form of Letter to Shareholders Regarding
                           Oversubscription

*                          Previously filed.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 13, 2005                        Rydex Capital Partners SPhinX Fund

                                    By:  /S/ MICHAEL P. BYRUM
                                         --------------------

                                    Name: Michael P. Byrum
                                    President

                                  EXHIBIT INDEX

EXHIBIT NO.           DESCRIPTION
-----------           -----------
(a)(1)(iv) Amended Form of Promissory Note for Payment in Connection with Acceptance of Tender of Shares Held by the Shareholder


(a)(1)(ix)                 Form of Letter to Financial Intermediaries Regarding
                           Oversubscription

(a)(1)(x)                  Form of Letter to Shareholders Regarding
                           Oversubscription

EXHIBIT (A)(1)(IV) PROMISSORY NOTE FOR THE OFFER TO PURCHASE FOR CASH UP TO 10% OF THE SPHINX FUND'S ISSUED AND OUTSTANDING SHARES OF BENEFICIAL INTEREST AT NET
                                  ASSET VALUE

Pursuant to the Repurchase Offer, dated March 21, 2005, of up to ten percent (10%) of its shares of beneficial interest ("Shares") issued and outstanding as of the Expiration Date, at a price equal to the respective net asset value of the Shares as of the close of the regular trading session of The New York Stock Exchange on June 30, 2005 (the "Net Asset Value Determination Date") upon the terms and conditions set forth in the Repurchase Offer, Rydex Capital Partners SPhinX Fund hereby promises to pay in cash, in the manner set forth below, to the person identified below as the payee (the "Payee") an amount equal to the net asset value of the Shares tendered and accepted, determined as of the Net Asset Value Determination Date in accordance with the asset valuation policy of the Fund, as described in the Fund's Prospectus and Statement of Additional Information.

This note entitles the Payee to receive an initial payment, valued in accordance with the Prospectus and Statement of Additional Information of the Fund, equal to at least 90% of the value of the Shares (the "Initial Payment") as of the Net Asset Determination Date, which will be paid to the payee in the form of a check or ACH generally within 25 days after the Net Asset Value Determination Date. A Repurchase Fee of 1.0% of the value of Shares repurchased by the Fund may apply if the Net Asset Determination Date is less than one year following the date of the Payee's initial investment in the Fund. If applicable, the Repurchase Fee will be deducted before payment of the proceeds of a repurchase.

This note also entitles the Payee to the payment of the balance of the repurchase proceeds ("Balance Due"), after payment of the Initial Payment, if any, to be determined and generally paid within approximately 35 days after the Net Asset Value Determination Date. This amount will be paid to the Payee via ACH or Check, as per the instruction's on the Payee's Letter of Transmittal or as per the settlement instructions of the Payee's Financial Intermediary.

Both the Initial Payment and Balance Due hereunder shall be paid in cash, PROVIDED, HOWEVER, that if the Fund's Board of Trustees determines that payment of all or a portion of the purchase proceeds by a distribution of portfolio securities is necessary to avoid or mitigate any adverse effect of the Repurchase Offer on the remaining Shareholders of the Fund, or such other reasons as provided for in the Fund's Prospectus and Statement of Additional Information, then such payment shall be made by distributing such portfolio securities, all as more fully described in the Repurchase Offer.

Both the Initial Payment and Balance Due of this note shall be made by check or ACH to the Payee, as per the Payee's instruction on the Letter of Transmittal.



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

This note may not be pledged, assigned or otherwise transferred by the Payee. This note shall be construed according to and governed by the laws of the State of Delaware without giving effect to the conflict of laws principles thereof.

Any capitalized term used herein but not defined herein shall have the meaning ascribed to it in the Repurchase Offer.

Payee: __________________           Rydex Capital Partners SPhinX Fund

                                    By:  ________________________________




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


EXHIBIT (A)(1)(IX)

 FORM OF LETTER TO FINANCIAL INTERMEDIARIES REGARDING THE OVERSUBSCRIPTION OF A
                                REPURCHASE OFFER

[GRAPHIC OMITTED][GRAPHIC OMITTED]


May 13, 2005


Dear Financial Adviser:

The Rydex Capital Partners SPhinX Fund (the "Fund") has received and accepted for purchase tender requests of all or a portion of the Shares in the Fund for the Repurchase Offer dated March 21, 2005.

As a closed-end fund, the regulations regarding the tender offer process are narrowly defined and constructed. This legal structure is intentionally designed to prescribe very specific liquidity opportunities in order to benefit portfolio managers pursuing more sophisticated strategies and protect long-term shareholders from potentially damaging effects of short-term investors.

As discussed in the Fund's prospectus, each quarter, the Adviser recommends to the Fund's Board a tender amount that the Board may accept, revise or reject. The two prominent factors the Adviser uses in recommending a tender amount are recent tender activity, which reflects shareholder behavior in the Fund, and industry flows, which reflect industry-wide behavior. Since the Fund's inception, the amount of shares tendered by shareholders has never exceeded 5%, nor has the industry experienced any net outflows of capital, as reported by various hedge fund industry sources. As a matter of practice, the Adviser frequently discusses product and industry developments with all of its intermediary partners to further its understanding of current investor sentiment and anticipated behavior.

As stated in the March 21, 2005 tender offer materials, the Board approved a tender offer for 10% of the Fund's issued and outstanding shares of beneficial interest available for repurchase, which represented twice the amount of shares tendered by shareholders in any previous tender offer. The Fund ultimately received a tender request representing approximately 16% of the Fund's outstanding shares. In accordance with applicable federal rules and regulations, the Fund is permitted to increase the 10% amount approved by the Board to 12%, if necessary. However, because this amount remains less than the amount tendered for repurchase, the Fund will repurchase shares on a pro rata basis in accordance with the Fund's policies concerning oversubscribed tender offers, as disclosed in the Fund's Prospectus. This means that shareholders will receive roughly 75% of their total amount tendered. Investors will remain Shareholders of the Fund with respect to tendered shares not accepted and any shares not tendered.

As disclosed in the Fund's Prospectus, the Adviser expects that it will recommend to the Board that the Fund offer to repurchase shares four times each year, as of approximately the last business day of March, June, September and December. The Adviser will continue its practice of reviewing past tender offers and current industry asset flows to guide our recommendations to the

Board, though with additional sensitivity toward providing the best liquidity possible for shareholders without adversely impacting long-term shareholders.

The Adviser thanks you for investing in the Fund and should you have any questions, please call Forum Shareholder Services, LLC at 888-59-RYDEX (888-597-9339).


Sincerely,



Rydex Capital Partners I, LLC

EXHIBIT (A)(1)(X)

  FORM OF LETTER TO SHAREHOLDERS REGARDING THE OVERSUBSCRIPTION OF A REPURCHASE
                                     OFFER

[GRAPHIC OMITTED][GRAPHIC OMITTED]


May 13, 2005


Dear Shareholder:


The Rydex Capital Partners SPhinX Fund (the "Fund") has received and accepted for purchase your tender request for all or a portion of your Shares in the Fund for the Repurchase Offer dated March 21, 2005.

As a closed-end fund, the regulations regarding the tender offer process are very specifically defined. As discussed in the Fund's Prospectus, the Adviser recommends to the Fund's Board a tender amount that the Board may accept, revise or reject. Two prominent factors the Adviser uses in recommending a tender amount are recent tender activity, which reflects shareholder behavior in the Fund, and industry flows, which reflect industry-wide behavior. Since the Fund's inception, the amount of shares tendered by shareholders has never exceeded 5%, nor has the industry experienced any net outflows of capital, as reported by various hedge fund industry sources.

As stated in the March 21, 2005 tender offer materials, the Board approved a tender offer for 10% of the Fund's issued and outstanding shares of beneficial interest available for repurchase, which represented twice the amount of shares tendered by shareholders in any previous tender offer. The Fund ultimately received a tender request representing approximately 16% of the Fund's outstanding shares. In accordance with applicable federal rules and regulations, the Fund is permitted to increase the 10% amount approved by the Board to 12%, if necessary. However, because this amount remains less than the amount tendered for repurchase, the Fund will repurchase shares on a pro rata basis in accordance with the Fund's policies concerning oversubscribed tender offers, as disclosed in the Fund's Prospectus. This means that shareholders will receive roughly 75% of their total amount tendered. Investors will remain Shareholders of the Fund with respect to tendered shares not accepted and any shares not tendered.

As disclosed in the Fund's Prospectus, the Adviser expects that it will recommend to the Board that the Fund offer to repurchase shares four times each year, as of approximately the last business day of March, June, September and December. The Adviser will continue its practice of reviewing past tender offers and current industry asset flows to guide our recommendations to the Board, though with additional sensitivity toward providing the best liquidity possible for shareholders without adversely impacting long-term shareholders.

The Adviser thanks you for investing in the Fund and should you have any questions, please call Forum Shareholder Services, LLC at 888-59-RYDEX (888-597-9339).

Sincerely,


Rydex Capital Partners I, LLC













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